INTREPID CAPITAL MANAGEMENT FUNDS TRUST
AMENDED AND RESTATED RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of the
Intrepid Capital Fund
Intrepid Endurance Fund
Intrepid Income Fund
Intrepid Disciplined Value Fund
Intrepid International Fund
Intrepid Select Fund

Intrepid Capital Management Funds Trust (the “Trust”), on behalf of all six of its series, the Intrepid Capital Fund, the Intrepid Endurance Fund, the Intrepid Income Fund, the Intrepid Disciplined Value Fund, the Intrepid International Fund and the Intrepid Select Fund (each a “Fund” and, collectively, the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds.  A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”), including the expense allocation, is in the best interests of each class individually and the Trust as a whole:

1.           Class Designation.  Each of the Funds may, upon authorization by the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust, offer two classes of shares to be known as the Institutional Class shares and the Investor Class shares (each, a “Class,” and collectively, the “Classes”).

2.           Class Characteristics.  Each Class will represent interests in the same portfolio of investments and will be identical in all respects to the other Class, except as set forth below:

Investor Class. Investor Class shares may be offered through broker-dealers and financial institutions who hold Investor Class shares for the benefit of their customers, to institutions, employee benefit plans and individual retirement accounts not meeting the minimum investment requirements applicable to Institutional Class shares, and directly to individual investors by the Funds’ distributor.  Investor Class shareholders will generally have smaller accounts than holders of Institutional Class shares, are likely to engage in more frequent shareholder transactions and will require more shareholder services, to be provided by broker-dealers, other financial institutions and/or retirement plan administrators who hold Investor Class shares for the benefit of their customers, as well as by the Funds’ distributor and transfer agent.

Investor Class shares will be offered for sale at net asset value (as described in the Funds’ registration statement) without imposition of a sales charge.  Investor Class shares will be subject to a distribution plan (the “Distribution Plan”) adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of up to 0.25% of the average daily net assets of each Fund attributable to Investor Class shares, computed on an annual basis.  The Distribution Plan fees for the Investor Class shares will be used to pay:  (a) for services or expenses primarily intended to result in the sale of the Investor Class shares; and (b) others who render assistance in distributing, promoting or providing shareholder services to shareholders of the Investor Class shares of each Fund.

Institutional Class.   Institutional Class shares will be offered for sale at net asset value without the imposition of a sales charge.  Institutional Class shares will not be subject to a distribution plan pursuant to Rule 12b-1 under the 1940 Act.  Sales of Institutional Class shares will generally be subject to minimum initial and subsequent purchase amounts at a higher level than Investor Class shares.  The minimum initial and subsequent minimum investments will be specified from time to time in the Funds’ prospectus.

3.           Expense Allocations.  Certain expenses may be attributable to a particular class of shares of each Fund (“Class Expenses”).  Class Expenses are charged directly to the net assets of the particular class and, thus are borne on a pro rata basis by the outstanding shares of that class.  Each class may pay a different amount of the following other expenses: (1) distribution and service fees, (2) transfer agent fees identified as being attributable to a specific class, (3) stationery, printing, postage, and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a class, (4) Blue Sky registration fees incurred by a specific class of shares, (5) Securities and Exchange Commission registration fees incurred by a specific class of shares, (6) expenses of administrative personnel and services required to support the shareholders of a specific class, (7) trustees’ fees or expenses incurred as a result of issues relating to a specific class of shares, (8) accounting expenses relating solely to a specific class of shares, (9) auditors’ fees, litigation expenses, and legal fees and expenses relating to a specific class of shares, and (10) expenses incurred in connection with shareholders meetings as a result of issues relating to a specific class of shares.  Income, realized and unrealized capital gains and losses, and expenses of each Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund. Notwithstanding the foregoing, a service provider for a Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.           Conversions and Exchanges.   Institutional Class shares held by a person that is not eligible to own such shares may be converted to Investor Class shares from time to time upon written instruction from a Fund to the Funds’ transfer agent, provided that (1) the investor is given 60 days’ written notice of the proposed conversion and (2) the conversion is effected on the basis of the relative net asset values of the two Classes without the imposition of any sales load, fee or other charge.  Persons who hold Investor Class shares that are eligible to own Institutional Class shares may convert their Investor Class shares into Institutional Class shares on the basis of the relative net asset values of the two Classes without the imposition of any sales load, fee or other charge.  Any such conversion will occur at the respective net asset values of the share Classes next calculated after the Fund’s receipt of the investor’s request in good order.

Shares of each Class may be exchanged for shares of the corresponding Class of another Fund at their relative net asset values, as long as such Class is currently being offered and the shareholder meets the investment minimum of that Class.

5.           General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’s respective arrangements under Rule 18f-3 of the 1940 Act.  Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops.  The Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Amended as of May 11, 2015